                                                                    EXHIBIT 20.1

                                 UNICAD, INC.
                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



Report of Deloitte Touche Tohmatsu International
Consolidated Statements of Income for the years ended September 1995 and 1994 Consolidated Statements of Stockholders Equity for the years ended September
   1995 and 1994
Consolidated Balance Sheets for the years ended September 1995 and 1994 Consolidated Statements of Cash Flows for the years ended September 1995 and
   1994
Notes to Consolidated Financial Statements for the years ended September 1995 and 1994
Consolidated Statements of Income for the periods of nine months from
   September 1995 to June 1996 and September 1994 to June 1995
Consolidated Balance Sheet as at June 1996
Consolidated Statements of Cash Flows for the periods of nine months from
   September 1995 to June 1996 and September 1994 to June 1995
Notes to Consolidated Financial Statements for the nine months ended September
   1995 and 1994

                               AUDITORS' REPORT


To the Board of Directors
UniCAD, Inc.


We have audited the accompanying consolidated balance sheets of UniCAD, Inc. and subsidiary as of September 30, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies as of September 1995 and 1994, and the results of their operations and their cash flows for the years then ended in conformity with United States generally accepted accounting principles.


/s/ DELOITTE & TOUCHE


Chartered Accountants

September 20, 1996

                       CONSOLIDATED STATEMENTS OF INCOME
                    years ended September 30, 1995 and 1994
                                (U.S. dollars)

                                                             1995           1994
Revenues
   Services and other                                     $4,766,754     $4,536,180
   Software                                                  956,911        176,699
                                                          ----------     ----------

                                                           5,723,665      4,712,879
                                                          ----------     ----------

Costs and expenses
   Costs of services and other                               575,947        610,101
   Costs of product sales                                    417,497        305,381
   Selling and marketing                                   1,851,327      1,054,592
   Research and development                                1,163,062      1,315,260
   General and administrative                                791,565        709,758
   Severance costs                                           379,979        250,000
                                                          ----------     ----------

                                                           5,179,377      4,245,092
                                                          ----------     ----------

Income from operations                                       544,288        467,787
                                                          ----------     ----------

Other income (expenses)
   Interest income - net                                       8,357          1,565
   Foreign exchange losses                                    (6,391)       (20,049)
                                                          ----------     ----------

                                                               1,966        (18,484)
                                                          ----------     ----------
Income before provision for income taxes                     546,254        449,303

Provision for income taxes (Note 7)                          192,800        165,701
                                                          ----------     ----------

NET INCOME                                                $  353,454     $  283,602
                                                          ==========     ==========


Earnings per share (Note 8)
   Primary                                                $   0.4202     $   0.3943
                                                          ==========     ==========
   Fully diluted                                          $   0.3749     $   0.3943
                                                          ==========     ==========

Weighted average number of common shares outstanding
   Primary                                                   841,111        719,178
                                                          ==========     ==========
   Fully diluted                                             942,733        719,178
                                                          ==========     ==========

                          UNICAD, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    years ended September 30, 1995 and 1994
                                (U.S. dollars)

                                                                                          Cumulative       Total
                                                          Common Stock        Retained   Translation    Stockholders'
                                                       Shares      Amount     Earnings    Adjustment       Equity

BALANCE, OCTOBER 1, 1993                                     -     $    -     $      -       $     -        $      -

 Issuance of common stock                              750,000      7,500            -             -           7,500

 Net income                                                  -          -      283,602             -         283,602

 Translation adjustment                                      -          -            -        13,485          13,485
                                                       -------     ------     --------       -------        --------

BALANCE, SEPTEMBER 30, 1994                            750,000      7,500      283,602        13,485         304,587

 Sale of common stock to employees                     107,700      1,077            -             -           1,077

 Repurchase of common stock                            (90,000)      (900)           -             -            (900)

 Net income                                                  -          -      353,454             -         353,454

 Translation adjustment                                      -          -            -        25,261          25,261
                                                       -------     ------     --------       -------        --------

BALANCE, SEPTEMBER 30, 1995                            767,700     $7,677     $637,056       $38,746        $683,479
                                                       =======     ======     ========       =======        ========

                          UNICAD, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                       as at September 30, 1995 and 1994
                                (U.S. dollars)

                                                                   1995         1994
CURRENT ASSETS

   Cash and cash equivalents                                   $  586,821   $  902,550
   Accounts receivable - trade                                  1,238,780      145,230
   Other receivables                                               32,712        7,500
   Prepaid expenses                                                19,128      103,181
   Deferred tax asset                                              87,945       27,690
                                                               ----------   ----------

                                                                1,965,386    1,186,151

PROPERTY AND EQUIPMENT - Net (Note 3)                             455,857      478,367

DEFERRED TAX ASSET                                                 87,360       55,380

OTHER ASSETS                                                        6,701        7,076
                                                               ----------   ----------

                                                               $2,515,304   $1,726,974
                                                               ==========   ==========
CURRENT LIABILITIES
   Accounts payable and accrued liabilities                    $  635,602   $  365,869
   Income taxes payable                                           100,381            -
   Deferred revenue                                               428,763      534,717
   Customer deposits                                                3,038        3,760
   Current portion of accrued severance costs                     231,313       90,278
   Current portion of capital lease obligations                   113,269      113,944
                                                               ----------   ----------

                                                                1,512,366    1,108,568
LONG-TERM PORTION OF ACCRUED SEVERANCE COSTS (Note 11)            224,055      142,361

LONG-TERM PORTION OF CAPITAL LEASE OBLIGATIONS (Note 4)            95,404      171,458
                                                               ----------   ----------

                                                                1,831,825    1,422,387
                                                               ----------   ----------

STOCKHOLDER'S EQUITY
   Common stock $.01 par value, 1,250,000 (1994 - 1,000,000)
     shares authorized, 767,700 (1994 - 750,000) issued
     and outstanding                                                7,677        7,500
   Retained earnings                                              637,056      283,602
   Cumulative translation adjustment                               38,746       13,485
                                                               ----------   ----------

                                                                  683,479      304,587
                                                               ----------   ----------

                                                               $2,515,304   $1,726,974
                                                               ==========   ==========

                          UNICAD, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    years ended September 30, 1995 and 1994
                                (U.S. dollars)

                                                          1995          1994
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                            $   353,454    $  283,602
                                                      -----------    ----------

Adjustments to reconcile net income to cash
 used for operating activities:
    Depreciation and amortization                         166,085       104,932
    Deferred taxes                                        (92,200)      (83,070)
    Increase (decrease) in cash from changes in:
        Accounts receivable - trade                    (1,090,673)     (144,642)
        Prepaid expenses                                   84,431      (103,141)
        Other receivables                                 (25,352)       (7,500)
        Accounts payable and accrued expenses             487,764       597,885
        Income taxes payable                              100,381             -
        Deferred revenue                                 (106,836)      534,550
        Customer deposits                                    (722)        3,760
        Other assets                                        1,925        (8,491)
                                                      -----------    ----------

          Total adjustments                              (475,197)      894,283
                                                      -----------    ----------

          Cash used for operating activities             (121,743)    1,177,885
                                                      -----------    ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property and equipment                   (143,590)     (205,147)
                                                      -----------    ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Repayment of capital lease obligations                 (75,056)      (90,328)
   Proceeds from sales of common stock                      1,077         7,500
   Repurchase of common stock                                (900)            -
                                                      -----------    ----------

          Cash used for financing activities              (74,879)      (82,828)
                                                      -----------    ----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
CASH EQUIVALENTS                                           24,483        12,640
                                                      -----------    ----------
DECREASE IN CASH AND CASH EQUIVALENTS                    (315,729)      902,550

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR              902,550             -
                                                      -----------    ----------

CASH AND CASH EQUIVALENTS, END OF YEAR                $   586,821    $  902,550
                                                      ===========    ==========

                          UNICAD, INC. AND SUBSIDIARY
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                    years ended September 30, 1995 and 1994
                                (U.S. dollars)


1.   NATURE OF BUSINESS

     UniCAD, Inc. (the "Company") designs, develops, markets and supports computer-aided design software worldwide. The Company's wholly owned subsidiary, UniCAD Canada, Ltd., provides support to users of a printed circuit board computer-aided design toolset, performs research to develop next generation products and markets software.


 2.  ACCOUNTING POLICIES

     Principles of consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, UniCAD Canada, Ltd. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Revenue recognition

     Consulting and other revenues are recognized on the delivery of services. Maintenance revenue is recognized over the term of the related maintenance contract. Revenue from software licenses is recognized upon delivery of the software and completion of any significant remaining obligations.

     Capitalization of software development costs

     Certain software development costs are capitalized after technological feasibility has been achieved. No such costs were incurred through September 30, 1995.

     Research and development

     Research and development costs are expensed as incurred.

     Property and equipment

     Purchased property and equipment are recorded at cost. Leased equipment is recorded at the present value of the minimum lease payments. Depreciation and amortization are provided using the straight-line or accelerated methods over the estimated useful lives of the related assets and over the lease terms, if shorter, of the related leases.

     Foreign currency translation

     Assets and liabilities of non-U.S. operations are translated into U.S. dollars at year-end rates and revenues and expenses at average rates of exchange prevailing during the period. The resulting translation adjustments are reported as a separate component of stockholder's equity. Foreign currency transaction gains and losses are recognized in operations currently.

                          UNICAD, INC. AND SUBSIDIARY
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                    years ended September 30, 1995 and 1994
                                (U.S. dollars)


 2.  ACCOUNTING POLICIES (Continued)

     Cash and equivalents

     The Company considers all highly liquid investments purchased with remaining maturities of three months or less to be cash equivalents.

     Supplemental disclosure of cash flow information for 1995 is as follows:

                                                              1995       1994

     Cash paid for interest                                  $24,948   $ 20,840
     Cash paid for taxes                                      92,500    345,000
     Significant noncash transactions - acquisition of
       equipment through capital leases                       39,750    376,332

     Income taxes

     Deferred tax assets or liabilities are recorded to measure the taxes expected to be paid or recovered in future periods due to differences between the book and tax bases of assets and liabilities and operating loss carry forwards.

 3.  PROPERTY AND EQUIPMENT


                                                             1995         1994

     Equipment under capital leases                       $ 412,294    $ 376,332
     Computer equipment and software                        181,493       84,712
     Leasehold improvements                                  85,748       82,692
     Trade show equipment                                    34,640       31,500
     Furniture and fixtures                                  12,752        5,774
     Office equipment                                         2,150        1,515
                                                          ---------    ---------
                                                            729,077      582,525

     Less accumulated depreciation and amortization        (273,220)    (104,158)
                                                          ---------    ---------

     Property and equipment - net                         $ 455,857    $ 478,367
                                                          =========    =========

Accumulated amortization of equipment under capital leases was $150,492 (1994 - $80,960).

                          UNICAD, INC. AND SUBSIDIARY
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                    years ended September 30, 1995 and 1994
                                (U.S. dollars)


 4.  LEASES

     Capital Lease Obligations

     The Company has entered into capital lease agreements with effective interest rates ranging from 9% to 10%. Payments required under capital leases are due as follows:



                                               1995        1994


      1995                                 $      -    $148,514
      1996                                  127,631     132,655
      1997                                   78,470      61,684
      1998                                   17,021           -
                                            -------     -------
      Total minimum lease payments          223,122     342,853

      Less portion representing interest     14,449      57,451
                                            -------     -------
                                            208,673     285,402

      Less current portion                  113,269     113,944
                                            -------     -------
      Long-term portion of capital lease
       obligations                         $ 95,404    $171,458
                                            =======     =======

      Operating leases

      The Company leases office space for its Canadian operations under operating leases. Rent expense under all operating leases totalled $57,571 for the year ended September 30, 1995 (1994 - $87,076).

      At September 30, future minimum lease payments under non-cancellable operating leases are as follows:


                                             1995        1994

      1995                               $      -    $ 54,940
      1996                                 40,421      42,784
      1997                                 35,363      36,863
      1998                                 35,363      35,322
      1999                                 17,681      17,660
                                          -------     -------
                                         $128,828    $187,569
                                          =======     =======

                          UNICAD, INC. AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                    years ended September 30, 1995 and 1994
                                 (U.S. dollars)



 5.  CONCENTRATION OF CREDIT RISK

     The Company has sold and intends to sell and market its products to customers in various industries throughout the world. Credit evaluations are performed before extending credit, and the Company generally requires no collateral from its customers. One customer (Note 10) accounted for approximately 52% of revenue in 1995 (76% in 1994) and 61% (1994 - Nil) of accounts receivable at September 30, 1995. No other customer accounted for more than 10% of revenue in 1995 and 1994.


 6.  EMPLOYEE BENEFIT PLAN

     The Company has adopted the UniCAD, Inc. 401(k) Retirement Plan under
     Section 401(k) of the Internal Revenue Code. The 401(k) Plan covers substantially all employees who meet minimum service requirements. The amount of the Company's annual contribution is discretionary. The Company's contribution for the year ended September 30, 1995 was $98,460 (1994 - $36,250).

 7.  INCOME TAXES

     The provision for income taxes consists of the following:


                                             1995         1994

    Current:

      Federal                            $ 206,200     $193,498
      State                                 65,300       55,273
      Foreign                               13,500            -
                                          --------      -------
                                           285,000      248,771
                                          --------      -------
    Deferred:
      Federal                              (69,800)     (62,900)
      State                                (22,400)     (20,170)
      Foreign                              129,250       77,449
      Change in valuation allowance       (129,250)     (77,449)
                                          --------      -------
                                           (92,200)     (83,700)
                                          --------      -------
                                         $ 192,800     $165,701
                                          ========      =======

                          UNICAD, INC. AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                    years ended September 30, 1995 and 1994
                                 (U.S. dollars)


 7.  INCOME TAXES (Continued)

     The sources of accumulated temporary differences and related deferred income taxes as of September 30, 1995 are as follows:


                                                                          1995        1994

     Tax depreciation in excess of accounting depreciation          $  (3,078)   $      -
     Investment tax credits recorded for accounting purposes           (9,408)     (8,298)
     Losses available to offset future income                           9,425       4,911
     Accrued severance costs                                          175,305      83,070
     Investment tax credits available to reduce future
     foreign income taxes                                             209,760      80,836
                                                                      -------     -------
                                                                      382,004     160,519

     Less valuation allowance                                        (206,699)    (77,449)
                                                                      -------     -------
     Net deferred tax asset                                         $ 175,305    $ 83,070
                                                                      =======     =======

     The Company's foreign subsidiary has provincial tax loss carry forwards available of approximately $62,000 expiring in 2001 and 2002. In addition, the Company's foreign subsidiary has investment tax credits of approximately $209,760 which can be used to offset future Canadian federal income taxes and which expire in 2004 and 2005. A valuation allowance has been provided to reduce the deferred tax assets to an amount management believes is more likely than not to be realized. During 1995, the valuation allowance was increased by $129,250 primarily as a result of additional investment tax credits being generated.


 8.  EARNINGS PER SHARE

     Earnings per share has been calculated on the basis of net earnings for the period divided by the monthly weighted average number of common shares outstanding during the fiscal year.

     The calculation of the weighted average number of shares is computed for primary earnings per share including dilutive options, and as if the funds obtained were used to purchase common shares at the average market price during the period. In the case of the options the average option exercise price of the options granted during the year has been used in determining the number of common shares to be purchased.

     The calculation of the weighted average number of shares for the fully diluted earnings per share is calculated on the same basis as the primary earning per share with the exception that the funds obtained from the exercise of options were used to purchase common shares at the year-end market price. In the case of the options, the option exercise price of the latest stock options granted has been used in determining the number of common shares to be purchased.

                          UNICAD, INC. AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                    years ended September 30, 1995 and 1994
                                 (U.S. dollars)



 9.  STOCK OPTIONS

     The Company has a stock option plan under which incentive and nonqualified options to purchase up to a maximum of 470,000 shares of common stock may be granted to certain employees and directors. The exercise price of incentive stock options cannot be less than 100% of the fair market value of the stock at the date of grant; the exercise price of nonqualified stock options is determined by the Company's Board of Directors. The following table sets forth the option activity for the two years ended September 30, 1995:


                                       Number of     Exercise
                                        Shares        Price


      Outstanding, October 1, 1993            -
       Grants                           133,935    $       .01
                                        -------     ----------
      Outstanding, September 30, 1994   133,935    $       .01
                                        =======     ==========
      Exercisable, September 30, 1994    33,390
                                        =======

      Outstanding, October 1, 1994      133,935    $       .01
       Grants                            69,450       .01 - 60
       Exercised                         (1,810)             -

       Cancelled                         (5,390)           .01
                                        -------     ----------
      Outstanding, September 30, 1995   196,185    $.01 - $.60
                                        =======     ==========
      Exercisable, September 30, 1995    31,637
                                        =======

     The options described above vest at rates of 3-1/3% per month employed for Canadian employees and 2% per month employed for United States' employees.

                          UNICAD, INC. AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                    years ended September 30, 1995 and 1994
                                 (U.S. dollars)



 10. VIEWLOGIC TEAMING AGREEMENT

     The Company has entered into a subcontract agreement dated September 17, 1993 with Viewlogic Systems, Inc. ("Viewlogic") to provide maintenance and support services relating to electronic design software distributed by Viewlogic. The initial agreement requires a minimum term of three years from the effective date and payments to the Company by Viewlogic of $9,600,000 over the three-year period. On October 31, 1995, an extension was signed for a fourth year for approximately $2,750,000. The agreement also requires the Company to pay Viewlogic a management fee equal to 10% of such maintenance and support services fees. Revenue earned during the year ended September 30, 1995 related to this agreement was $3,000,000 and is reported as service and other revenue. This agreement includes a provision whereby Viewlogic has been granted a call right to purchase all of the assets or stock of the Company for 85% of the fair market value at the date of exercise of the call. The call right is exercisable from October 15, 1996 until October 15, 1998. The agreement also includes a provision whereby Viewlogic has the first option to purchase all or part of the Company for 85% of the value of the consideration offered by another offeror pursuant to a bonafide offer to buy. This provision in the agreement terminates by October 15, 1998 or the date on which the Company closes a qualified public offering, whichever is earlier.


 11. SEVERANCE AGREEMENTS

     In 1994 and 1995, the Company entered into severance agreements with certain key employees who were founders of the Company. The agreements require the Company to make payments to the former employees over periods up to three years. The aggregate amount of the obligation was charged to operations when the agreements were signed. At September 30, 1995, remaining payments are due as follows:

     1996                                                      $231,313
     1997                                                       193,850
     1998                                                        30,205
                                                                -------
                                                               $455,368
                                                                =======

 12. ACQUISITION

     On August 28, 1996, all of the outstanding common shares of the Company were acquired by Cooper & Chyan Technology, Inc., which is publicly traded in the United States.

                          UNICAD, INC. AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME

                                           Nine Months Ended    Nine Months Ended
                                             June 30, 1996        June 30, 1995
                                           -----------------    -----------------
                                              (unaudited)          (unaudited)
Revenue
  License                                         $  597,745           $  704,576
  Service                                          3,525,569            3,594,006
                                                   ---------            ---------
Total revenue                                      4,123,314            4,298,582
                                                   ---------            ---------
Costs and expenses
  Cost of license revenue                            392,540              338,163
  Cost of service revenue                            272,067              400,269
  Research and development                           914,734              840,761
  Sales and marketing                              1,800,432            1,300,564
  General and administrative                         745,640              659,054
                                                   ---------            ---------
Total costs and expenses                           4,125,413            3,538,811
                                                   ---------            ---------
Income from operations                                (2,099)             759,771

Interest income                                        7,329                5,762
Interest expense                                     (14,419)              (8,005)
Other income (expense) net                            15,075               (3,887)
                                                   ---------            ---------
Income before provision for income taxes               5,886              753,641

Provision for income taxes                            88,656              257,406
                                                   ---------            ---------
Net loss/(income)                                 $  (82,770)          $  496,235
                                                   =========            =========
Net (loss)/income per share                       $  (0.1033)          $   0.5395
                                                   =========            =========
Shares used in computing per share amounts           800,978              919,856
                                                   =========            =========

                            see accompanying notes
                            ----------------------

                          UNICAD, INC. AND SUBSIDIARY
                     PRO FORMA CONSOLIDATED BALANCE SHEETS




                                                    UNICAD
                                                 June 30, 1996
                                                 -------------
                                                  (unaudited)

Current Assets
  Cash and cash equivalents                       $  714,887
  Short term investments                                   -
  Accounts receivable, net                           726,436
  Deferred income taxes                                    -
  Prepaid expenses and other current assets           28,191
                                                   ---------
Total current assets                               1,469,514

Property, equipment net                              417,122
Other assets                                         183,690
                                                   ---------
                                                  $2,070,326
                                                   =========

Current Liabilities:
  Trade accounts payable                              66,228
  Accrued salary and employee benefits               297,445
  Other accrued liabilities                          491,329
  Income taxes payable                                 7,459
  Deferred revenue                                   541,805
                                                   ---------
Total current liabilities                          1,404,266

  Deferred income taxes                                    -
  Other long term liabilities                         97,454
                                                   ---------
                                                      97,454

  Common stock                                        7,800
  Additional paid-in capital                         (4,194)
  Deferred compensation                                   -
  Retained earnings                                  565,000
                                                   ---------
Total stockholders' equity                           568,606

                                                   ---------
                                                  $2,070,326
                                                   =========

                            see accompanying notes
                            ----------------------

                          UNICAD, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


Increase (decrease) in cash and cash equivalents



                                                Nine Months Ended       Nine Months Ended
                                                    June 1996               June 1995
                                                -----------------       -----------------
                                                    (unaudited)             (unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income                                             $  (82,770)             $  500,069
Adjustments to reconcile net income to
net cash provided by operating activities:
  Depreciation and amortization                           116,909                 112,958
  Deferred taxes                                                -                       -
Increase (decrease) in cash from changes in:
  Accounts receivable                                     512,344                (434,038)
  Prepaid Expenses                                          1,046                   3,351
  Other receivables                                        22,603                   5,000
  Accounts payable and accrued expenses                  (315,968)                162,186
  Income taxes payable                                    (92,922)                170,000
  Deferred Revenue                                        110,004                   2,704
  Customer deposits                                             -                    (722)
  Other assets                                             (1,684)                 (1,647)
                                                         --------              ----------
Total adjustments                                         352,332                  19,792

                                                         --------              ----------
Net cash provided by operating activities                 269,562                 519,861
                                                         --------              ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment                       (78,174)                (78,494)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of capital lease obligations                    (31,219)                (83,189)
Proceeds from sale of common                                  186                       -
Repurchase of common stock                                 (4,257)                      -
                                                          -------              ----------
Net cash (used in) financing activities                   (35,290)                (83,189)
                                                          -------              ----------

Effect of exchange rate changes on cash and
  cash equivalents                                        (28,032)                   (383)

Increase in cash and cash equivalents                     128,066                 357,795


Cash and cash equivalents at beginning of period          586,821                 902,550
                                                          -------               ---------
Cash and cash equivalents at end of period             $  714,887              $1,260,345
                                                          =======               =========


                            see accompanying notes
                            ----------------------

                          UNICAD, INC. AND SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (UNAUDITED)
                   NINE MONTHS ENDED JUNE 30, 1995 AND 1994



BASIS OF PRESENTATION

        The unaudited, condensed, consolidated financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information or footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The statements reflect all adjustments of a normal and recurring nature which are, in the opinion of management, necessary to a fair statement of results for the interim periods presented. These financial statements should be read in conjunction with the Company's Consolidated Financial statements and notes thereto for the years ended September 30, 1995 and 1994.